UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  October 9, 2012

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _____	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: October 9, 2012	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release                                                                                     Date: October 9, 2012
12-41-TR

Edward C. Dowling Appointed to Teck Board of Directors

Vancouver, B.C. – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) announced today that Edward C. Dowling has been appointed to its Board of Directors, effective September 18, 2012.

Mr. Dowling is the former President and CEO of Alacer Gold Corp., a position from which he retired in July 2012. Other leadership roles held throughout his 30-year career in the mining industry include: President and CEO, Anatolia Minerals Development Limited; President and CEO, Meridian Gold Inc.; Executive Director, Mining and Exploration, De Beers, Johannesburg, South Africa; Executive Vice-President, Operations, Cleveland-Cliffs; and a variety of leadership capacities at Cyprus Amax Minerals Company.

He is a director of Alacer Gold and Victoria Gold Corp., and has served on the boards of Anatolia Minerals and Meridian Gold.

Mr. Dowling holds a Bachelor of Science in Mining Engineering as well as a Master of Science and a Doctor of Philosophy in Mineral Processing, all granted from the Pennsylvania State University.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Further information about Teck can be found at: www.teck.com.

Media Contacts: Chris Stannell Senior Communications Specialist Tel.: 604.699.4368 E-mail: chris.stannell@teck.com	Investor Contact: Greg Waller Vice President, Investor Relations & Strategic Analysis Tel.: 604.699.4014 E-mail: greg.waller@teck.com